Mail Stop 4561

January 4, 2007

Mr. Jerome R. Mahoney
750 Highway 34
Matawan, New Jersey 07747

>   **Re:**   **iVoice Technology Inc.**
>   **Post-Effective Amendment No. 1 to Form SB-2**
>   **File No. 333-130472**
>   **Form 10-QSB for the Quarterly Period Ended June 30, 2006**
>   **Form 10-QSB for the Quarterly Period Ended September 30, 2006**
>   **File No. 333-120490**

Dear Mr. Mahoney:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the quarter ended September 30, 2006

Form 10-QSB for the quarter ended June 30, 2006

Item 3. Controls and Procedures

1. The disclosure in Item 3 is vague as it relates to the description of the material weaknesses. Your characterization of the material weakness as "inadequate staffing and supervision" does not fully address the nature of the accounting problems. Further, disclosing that these problems "could lead to the untimely identification and resolution of accounting and disclosure matters and failure to perform timely and effective reviews" does not provide insight into the nature of the errors. Revise to provide a materially complete description of the accounting errors and the nature of the material weakness in your internal controls that led to those errors. Also revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.

2. Disclose when the material weakness was identified, by whom it was identified and when the material weakness first began. Further, address whether there are any material costs associated with remedying the weakness, and if the weakness still exists, if there is a estimated timeframe for the remediation. Consider whether risk factor disclosure in your registration statement is appropriate.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please respond to our comments in your periodic reports within 10 business days of the date of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Jay Ingram at (202) 551-3397 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Scott Rosenblum, Esq.
        Kramer Levin Naftalis & Frankel LLP
        1177 Avenue of the Americas
        New York, New York 10036